Filed pursuant to Rule 433

Free Writing Prospectus dated June 5, 2025

Registration Statement No.: 333-286281

DENTSPLY SIRONA Inc.

Pricing Term Sheet—June 5, 2025

$550,000,000 8.375% Junior Subordinated Notes due 2055

Issuer:	DENTSPLY SIRONA Inc. (the “Issuer”)

Description of Securities:	$550,000,000 8.375% Junior Subordinated Notes due 2055 (the “Notes”)

Maturity Date:	September 12, 2055

Settlement Date*:	June 12, 2025 (T+5)

Issue Price:	100.000% of principal amount

Interest Payment Dates:

Subject to our right to defer the payment of interest on the Notes as described under “Option to Defer Interest Payments” in the preliminary prospectus supplement, we will pay interest on the Notes semi-annually in arrears on March 12 and September 12 of each year, beginning on September 12, 2025.

Interest on the Notes offered hereby will accrue from June 12, 2025.

First Reset Date:	First Reset Date: September 12, 2030

Reset Date:	First Reset Date and September 12 of every fifth year after 2030

Interest Rate:	The Notes will bear interest (i) from, and including, the original issuance date to, but excluding, September 12, 2030 (“First Reset Date”) at a rate of 8.375% per year and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per year equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 4.379%, to be reset on each Reset Date; provided that the interest rate during any Reset Period will not reset below 8.375% (which equals the initial interest rate on the Notes).

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Tax Event Call:	The Notes are redeemable, in whole, but not in part, at 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following the occurrence of a Tax Event.

Rating Agency Event Call:	The Notes are redeemable in whole but not in part, at 102% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the redemption date, by a date no later than 120 days following a Rating Agency Event.

Optional Redemption Provisions:	We may redeem the Notes in whole or in part on one or more occasions at a price equal to 100% of the principal amount being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date (i) on any day during the period commencing on the date that is 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date for the Notes.

Sole Book-Running Manager:	GOLDMAN SACHS & CO. LLC

Co-Managers:	PNC CAPITAL MARKETS LLC COMMERZ MARKETS LLC TRUIST SECURITIES, INC. MUFG SECURITIES AMERICAS INC.

CUSIP Number:	24906PAB5 / US24906PAB58

Security Ratings**:	Baa3 (Moody’s) / BB (S&P)

*

It is expected that delivery of the Notes will be made against payment therefor on or about June 12, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the delivery of the notes under the prospectus supplement will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.